June 10, 2008

Mail Stop 6010

Jeffrey Jacobson
Chief Executive Officer and President
Presstek, Inc.
2 Greenwich Office Park, Suite 300
Greenwich, Connecticut 06831

> **Re: Presstek, Inc.**
> **Annual Report on Form 10-K**
> **Filed April 30, 2008**
> **File No. 000-17541**

Dear Mr. Jacobson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis . . ., page 32

1.   We note that during your 2007 fiscal year you conducted an internal review of multiple areas of your business that resulted in delays in your periodic filings and increased expenses. We also note your declining revenues and net operating losses in 2007 and that in October 2007 you announced a multi-year business improvement plan that is designed to enhance your operations and reduce expenses. In your future filings, as applicable, please expand the "Overview" section of Management's Discussion and Analysis to identify the most important themes or other significant matters with which management is concerned primarily and to provide a discussion of current material business challenges, opportunities and risks on which management is most focused, and the actions they are taking in response to them. For example, expand to describe what your internal review encompassed, what was learned and the impact of such review on

your business, financial condition and operations. Also describe your business improvement plan and its purpose, what has been accomplished to date, what remains to be achieved, including any obstacles that you expect to encounter, the expected date by which the plan will be complete and the overall effect of the plan on your business and results of operations. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of an executive summary.

Item 13. Certain Relationships and Related Transactions, . . ., page 121

2.   We note your disclosure regarding the practice of referring related-party transactions to the Audit Committee for consideration and approval. In future filings, please expand this discussion to describe the material features of this practice. For example, in future filings describe whether this practice is in writing, the standards to be applied by the Audit Committee in its consideration of such transactions and the types of transactions that are subject to Audit Committee review. Refer to Item 404(b) of Regulation S-K.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax): James R. Van Horn, Vice President, General Counsel and Secretary